

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

December 17, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Stephen J. Smith
Chief Financial Officer
Elizabeth Arden, Inc.
2400 SW 145th Avenue
Miramar, Florida 33027

   RE: Form 10-K for the year ended June 30, 2009
      Form 10-Q for the period ended September 30, 2009
      Definitive Proxy Statement on Schedule 14A filed October 13, 2009
       File No. 1-6370

Dear Mr. Smith:

  We have reviewed your response letter dated December 3, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED JUNE 30, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Financial Statements

Notes to the Financial Statements

Note 12. Income Taxes, page 70

2. We note your response to comment 14 of our letter dated November 6, 2009. You state that evidence and assumptions include, but are not limited to, the historical amount of pre-tax operating income in particular jurisdictions, forecasted future taxable income in particular jurisdictions, enacted tax rates, the amount, timing and character of reversing temporary differences and the implementation of feasible and prudent tax planning strategies. Based on the weight of available evidence, you determined it is more likely than not that you will generate sufficient taxable income to realize the net operating loss carryforwards before they expire, with the exception of a portion of the foreign net operating losses. At June 30, 2009, you had US federal operating loss carryforwards of $65.1 million that will begin to expire on June 30, 2024. You also had state and local net operating loss carryforwards of $91.1 million that will begin to expire on June 30, 2011. In this regard, please address the following:

    *   You list the types of evidence that you considered in making your determination as to whether it is more likely than not that you will realize your deferred tax assets. However, it is unclear how you weighted the positive and negative evidence as well as how you determined that the positive evidence outweighed the negative evidence. Please provide us with a comprehensive explanation of the analysis you performed. You should specifically address the apparent negative evidence associated with your historical domestic losses for each of the two years ended June 30, 2009 and how you were able to outweigh this negative evidence; and

    *   With specific focus on the $91.1 million of state and local net operating loss carryforwards that begin to expire in less than two years, please help us further understand how you determined that you be able to generate this amount of income before the carryforwards expire based on your recent historical results.

Note 19. Segment Data and Related Information, page 89

3. We note your response to comment 16 of our letter dated November 6, 2009. In the notes to the table segment data, you discuss $31.3 million of the $57.9 million of unallocated corporate expenses for the year ended June 30, 2009. This consists of the $23.3 million of expenses related to the Liz Claiborne license agreement, $4.6 million of restructuring charges, and $3.4 million of expenses related to the implementation of Oracle accounting and order processing systems. It is not clear what the remaining components of the $57.9 million of unallocated corporate expenses consist of. Please discuss the nature of the remaining components. Please also expand your segment MD&A to separately discuss with quantification business reasons for significant

changes between periods in the unallocated corporate amounts. Please show us in your supplemental response what the revisions will look like.

Exhibits, page 94

4. We note your response to comment 17 of our letter dated November 6, 2009. Please file the most current form of the schedules to the Company's credit agreement and its amendments. Please be advised that you may redact information from your filing pursuant to an application for confidential treatment filed under Exchange Act Rule 24b-2. Rule 24b-2 sets forth the exclusive means for obtaining confidential treatment of information contained in a document filed that would be exempt from disclosure under the Freedom of Information Act. Failure to comply with either the substantive or procedural aspects of the Commission's confidential treatment process may result in a denial of an application. Please also note that any application may be subject to our review and comment.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

5. Please address the above comments in your interim filings as well.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief